Collective Acquisition Corp. II

1000 Brickell Avenue
Ste 715 PMB 5110
Miami, FL 33131

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Catherine DeLorenzo

Re:	Collective Acquisition Corp. II
Registration Statement on Form S-1
Filed March 27, 2026, as amended
File No. 333-294701

Dear Ms. DeLorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Collective Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on April 28, 2026, or as soon as thereafter practicable.

Please contact Ms. Yuta N. Delarck of Reed Smith at (212) 549-0223 with any questions and please notify her by telephone when this request has been granted.

Sincerely,

/s/ Daniel Hoffman
Daniel Hoffman Chief Executive Officer
Collective Acquisition Corp. II

cc:	Yuta Delarck, Reed Smith LLP